Exhibit 1

VUANCE LTD.

NOTICE OF

ANNUAL GENERAL MEETING

AND

PROXY STATEMENT

December 27, 2012

VUANCE LTD.

NOTICE OF
ANNUAL GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

December 27, 2012

Notice is hereby given that an Annual General Meeting of the Shareholders (the “Meeting”) of Vuance Ltd. (the “Company”) will be held at the offices of Vuance Ltd, 14, Shenkar Street, 3th Floor, Hertzliya Pituach, Israel, on December 27, 2012, at 4:00 P.M (Israel time), for the following purposes:

1.
To  appoint Deloitte Brightman Almagor Zohar & Co. as the Company's independent public accountants for the year ending December 31, 2012, and to authorize the Company’s Audit Committee to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services.

2.	To elect three (3) directors for terms expiring at our 2013 Annual General Meeting of Shareholders.

3.	To elect Mrs. Shlomit Sarousi for a three-year term as an external director.

4.	To approve the change of the name of the Company.

5.	To approve the Appointment of Mrs. Tsviya Trabelsi as the Chairman of the Board of Directors:

6.	Presentation and Discussion of the Company's 2011 Consolidated financial statements.

Shareholders of record at the close of business on November 20, 2012 will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

Vuance Ltd.

Date:  November 21, 2012

PROXY STATEMENT
_________

VUANCE LTD.
Nolton House
14 Shenkar Street
Herzlia Pituach
Israel
________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 27, 2012

We are sending you this Proxy Statement because you hold Ordinary Shares of the Company, NIS 0.00588235 par value each (the "Ordinary Shares"). The Board is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any adjournment of the Meeting.

How You Can Vote

You can vote your shares by attending the Meeting or by completing, signing and returning the Proxy Card.  Attached is the Proxy Card for the Meeting that is being solicited by our Board.  Please follow the instructions on the Proxy Card.  You may change your mind and cancel your Proxy Card by sending us written notice, by signing and returning a Proxy Card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a Proxy Card unless we receive it at our principal offices at the above address, not less than twenty-four (24) hours prior to the time set for the Meeting.  If you sign and return the enclosed Proxy Card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “for” vote, unless you clearly vote "against" or "abstain" in respect of a specific resolution.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on November 20, 2012.  You are also entitled to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee, which was one of our shareholders of record at the close of business on November 20, 2012, or which appeared in the participant listing of a securities depository on that date.  We are mailing the Proxy Cards to our shareholders on or about November 22, 2012, and we will solicit proxies primarily by mail. Proxy Cards will be available on the Company’s website http://www.vuance.com on or about November 22, 2012. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Under the Company's articles of association (the "Articles"), the Meeting will be convened properly if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 33.333% of the voting power (the "Quorum").  If within one-half (1/2) hour from the time set for the Meeting a Quorum is not present, the Meeting will be adjourned to the same day, time and place the following week, or to another date and place as shall be determined by the Board.

Under Israeli law, broker non-votes and abstentions will be counted toward the required Quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

ITEM 1 – Appointment of independent public accountants

The Board of directors of the Company has recommended that Deloitte Brightman Almagor Zohar & Co be appointed as the Company's independent public auditors for the fiscal year ending December 31, 2012, and further recommends that the shareholders ratify and approve the appointment. At the Meeting, shareholders will also be asked to authorize the Audit Committee to fix the remuneration of such auditors in accordance with the volume and nature of their services.  With respect to fiscal year 2011, we paid Fahan Kane 52,000 for audit services, $5,000 for tax-related services.

The shareholders of the Company are requested to adopt the following resolution:

RESOLUTION NO. 1

“RESOLVED, to appoint Deloitte Brightman Almagor Zohar & Co, as the Company's independent public accountant for the fiscal year 2012, and to authorize the Company's Audit Committee to fix the remuneration of such independent public accountant in accordance with the volume and nature of their services.”

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required in order to approve the above resolution No 1.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 2 –Election of Directors

        Our Board has designated the persons named below for election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election/re-election of such other nominee/director as our Board of Directors may propose. The following nominees have advised the Company that they will serve as directors upon election.

The following provides certain relevant information concerning the proposed directors, including their principal occupation during at least the past five years.

Mrs. Tsviya Trabelsi has been appointed by the Board of Directors as Director on November 15, 2012. Mrs. Trabelsi has served as the chairman of the Board and as a director of the Company since 25th July, 2010 until December 12, 2011, and is a Certified Public Accountant with more than 20 years of extensive accounting and financial management experience in Israel and the United States. Mrs. Trabelsi is currently the CFO of Sigma Wave Ltd, a Wireless and Internet based company and the controlling shareholder of the Company, and also Director of Klikot and Sigma Waves Inc., an Internet based company. Mrs. Trabelsi holds a BA in Economics and Accounting from the University of Tel-Aviv. Mrs. Trabelsi is married to the Company’s CEO Mr. Arie Trabelsi

Mr. Menachem Mirski has served as a director of the Company since 25th July, 2010 and is the founder and a partner of Raz - El Ltd., a software and system development company located in Israel. He has more than 25 years of significant experience and expertise as a software developer and project manager for embedded real time systems, including RF-based systems. Mr. Mirski holds a Bachelor of Science in Computer and Electrical Engineering from Ben-Gurion University.

Mr. David Mimon has served as a director of the Company since 25th July, 2010 and is an Advocate and Notary with extensive experience in providing legal representation and consulting services to individuals and companies in various areas of law.  He is the owner of a legal practice with offices in Netanya and Haifa, Israel.  Mr. Mimon holds a LLM from the University of Tel-Aviv.

      Our Articles of Association provide that the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten.

RESOLUTION NO. 2

RESOLVED: to approve the Election of Ms. Tsviya Trabelsi and Messrs. David Mimon and Menachem Mirski to serve as Directors of the Company for terms ending at the next annual general meeting of the Company’s shareholders.

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to approve the above resolution No. 2.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 3 – Election of an "External Director"

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all current members of the board of directors (other than the controlling shareholders and their relatives) are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

The external directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external director (unless such personal interest is not related to such persons relationship with the controlling shareholder).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the external director represent 2% or less of the voting rights in the company.

In general, under the Israeli Companies Law, external directors serve for a three-year term and may be re-elected to two additional three-year terms.  External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court if they cease to meet the statutory qualifications with respect to their appointment or violate their fiduciary duty to the company.

An external director may be nominated for an additional term either by the board of directors or by any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the re-election must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above.  If such re-election is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director and the audit committee must include all the external directors.

Pursuant to regulations promulgated under the Israeli Companies Law, external directors are entitled to receive annual compensation and a meeting participation fee, and are otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.  Since our Audit Committee and Board of Directors have resolved that our external directors will receive the fixed amounts determined by such regulations as annual compensation and a meeting participation fee, no shareholders approval is required for such payment.

Mr. Shlomo Benjamin, who has served as one of our external directors since September 15, 2009, has completed his full term of 3 years. Our Board has nominated Mrs. Shlomit Sarousi to serve as an external director for a period of three years following the shareholders' approval. If elected, she will receive the fixed remuneration amounts set forth in the regulations promulgated under the Companies Law (Rules Relating to the Compensation and Reimbursement of External Directors) – 2000, for both annual fees and for participation in meetings of the Board and its committees.

Set forth below is certain information concerning Mrs. Sarousi

Mrs. Shlomit Sarousi is the founder and the CEO of HCC Ltd, an e-Commerce and Smart e-Payment solutions provider, Mrs. Sarousi has more than 13 years of extensive experience in development and deployments of advanced E-Commerce, e-Payments & CRM - Mobile and internet based solutions.  Mrs. Sarousi has led research, development and implementation of solutions, for various IDF' departments of for over 16 years. Mrs. Sarousi holds a BA degree in Statistics, and an MBA degree from Ben Guroin University.

The Board recommends that the foregoing nominee will be elected, at the Meeting, as an “external director” to the Board. The Board of Directors found that this nominee has all necessary qualifications required under the Companies Law and the requirements of NASDAQ to serve as an "external director" and "independent director", Accordingly, if elected at the meeting, Mrs. Sarousi will serve at the Board of Directors for an initial three-year term.

The Board is proposing to adopt the following resolution:

RESOLUTION NO. 3

“RESOLVED, to approve the election of Mrs. Sarousi to the Board of Directors of the Company, to serve as an “external director” for a three-year term upon the fixed remuneration terms provided under applicable law.”

 The election of Mrs. Sarousi  as an external director of the Company and approval of the above Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law 1999, the approval of such proposal requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3.

If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote with respect to this Proposal 3 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (a) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (b) a personal interest that is not a result of connections with a controlling shareholder.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 4 – To Approve the change of the name of the Company

The Company has changed its name from SuperCom Ltd. to Vuance Ltd. on 4/30/2007. However, some of the global subsidiaries of the Company have maintained the word "SuprCom" as part of their name and did not change their name to "Vuance". Furthermore, the products and the reputation of the company worldwide is associated with "SuperCom" and the Company continued to actively use such brandtrademark and trade name. In light of the above, the Board of Directors of the Company believes that it is for the best interests of the Company and recommends to the shareholders to approve the change of the name of the Company to its former name, SuperCom Ltd.

The Board is proposing to adopt the following resolution:

RESOLUTION NO. 4

“RESOLVED, to approve the change of the name of the Company to SuperCom Ltd..”

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to approve the above resolution No. 4.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 5 – Approval of the Appointment of Mrs. Tsviya Trabelsi
 as the Chairman of the Board of Directors

The Companies Law provides that the chief executive officer of a public company or his or her relative may not hold the chairman of the board of directors' position.  However, the Companies Law also provides that the general meeting of shareholders may authorize the the chief executive officer of such public company or his (or her) relative to be elected as the chairman of the board of directors of such company for terms of up to three years, each, commencing on the date of such authorization.

Mrs. Tsvia Trabelsi is married to Arie Ttrabelsi, the chief Executive Officer of the Company. The Board of Directors believes that based on Mrs. Trabelsi, education, experience and knowledge of the Company's operations, it is for the best interests of the Company that she acts as the Chairman of the Board of Directors.

The Board is proposing to adopt the following resolution:

RESOLUTION NO. 5

“RESOLVED, to approve the appointment of Mrs. Trabelsi as the Chairman of the Board of Directors of theCompany for a three-year term commencing as of the date of the Meeting.”

 The approval of the appointment of Mrs. Trabelsi as the Chairman of the Board of Directors of the Company and the approval of the above Proposal 5 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 5 as a condition for his or her vote to be counted with respect to this Proposal 5.

If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 5, his, her or its vote with respect to this Proposal 5 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (a) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (b) a personal interest that is not a result of connections with a controlling shareholder.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM 6 – Review and Discussion of the Auditor's Report and Consolidated Financial Statements

At the Meeting, the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2011 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

The foregoing annual report on Form 20-F for the year ended December 31, 2011, including the auditor’s report and consolidated financial statements for the year ended December 31, 2011, which was filed with the SEC on May 9, 2012, is available on our website at www.vuance.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.  If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors. _____________________________ Tsviya Trabelsi, Director
Dated:  November 22, 2012